JEFFERIES LLC AND SUBSIDIARIES

(SEC I.D. No. 8-15074)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2017
AND
INDEPENDENT AUDITORS' REPORT

******

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
and Regulation 1.10(g) under the
Commodity Exchange Act
as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Jefferies LLC and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Jefferies LLC and subsidiaries (the "Company") as of November 30, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of November 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

January 29, 2018

We have served as the Company's auditor since 2017.

JEFFERIES LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2017
(Dollars in Thousands)

ASSETS		
Cash and cash equivalents	$	2,620,995
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations		474,807
Financial instruments owned, at fair value, including securities pledged of $7,252,214		8,331,271
Investments in managed funds		21,233
Other investments		24,936
Securities borrowed		7,227,645
Securities purchased under agreements to resell		1,714,127
Receivables:		
Brokers, dealers and clearing organizations		659,209
Customers		1,563,006
Fees, interest and other		307,623
Due from affiliates		24,069
Premises and equipment, net		259,374
Goodwill		1,356,683
Other assets		653,959
Total assets	$	25,238,937
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Short-term borrowings	$	303,489
Financial instruments sold, not yet purchased, at fair value		4,761,187
Securities loaned		2,381,126
Securities sold under agreements to repurchase		6,941,264
Payables:		
Brokers and dealers		505,885
Customers		3,118,639
Due to Parent and affiliates		378,633
Accrued expenses and other liabilities		1,103,496
Total liabilities		19,493,719
Subordinated liabilities		2,150,000
Member's equity		3,595,218
Total liabilities and member's equity	$	25,238,937

See accompanying notes to Consolidated Statement of Financial Condition.

1. ORGANIZATION AND BASIS OF PRESENTATION

Organization and Business — Jefferies LLC ("the Company") is a wholly owned subsidiary of Jefferies Group LLC (the "Parent"), which in turn is a wholly owned subsidiary of Leucadia National Corporation ("Leucadia" or the "Ultimate Parent"), which is a diversified holding company incorporated in the state of New York and engaged in a variety of businesses through its consolidated subsidiaries. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934 (the "Act") and is registered as a Futures Commission Merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). FINRA is the designated examining authority for the Company and the NFA is the designated self-regulated organization for the Company as an FCM. The accompanying Consolidated Statement of Financial Condition includes the accounts of the Company and its wholly owned subsidiary, Jefferies Insurance Holdings LLC, and all other entities in which it has a controlling financial interest.

The Company operates and is managed as a single business segment, that of an institutional securities broker-dealer and FCM, which provides several types of financial services, including sales, trading, financing and market making activities in equity, high yield, corporate bond, mortgage- and asset-backed, municipal, government and agency, convertible and international securities. The Company provides investment banking services comprised of securities underwriting and distribution and financial advisory services, including advice on mergers and acquisitions, recapitalizations and restructurings, as well as fundamental research and prime brokerage services.

Merger with Jefferies Execution Services, Inc. — In November 2017, Jefferies Execution Services, Inc. ("Jefferies Execution"), a registered broker-dealer with the SEC and a wholly owned subsidiary of the Parent, merged with and into the Company, with the Company as the surviving entity. Jefferies Execution's business primarily consisted of electronic and manual execution services on the New York Stock Exchange (the "NYSE") and other exchanges for the Company and other financial institutions. Jefferies Execution, in connection with its activities as a broker-dealer, did not hold funds or securities for customers.

The merger is considered a transfer between entities under common control and constitutes a change in the reporting entity of the Company. Accordingly, the Consolidated Statement of Financial Condition of the Company is combined retrospectively as if the merger of Jefferies Execution with and into the Company had occurred as of the inception of the Company. The merger is considered additional capital from the Parent amounting to $13.5 million and the balance of Member's paid-in capital at November 30, 2016 has been adjusted retrospectively.

Basis of Presentation — The accompanying Consolidated Statement of Financial Condition has been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These principles require management to make a number of estimates and assumptions that may affect the amounts reported in the Consolidated Statement of Financial Condition and accompanying notes. The most important of these estimates and assumptions relate to fair value measurements, compensation and benefits, goodwill and intangible assets, the ability to realize deferred tax assets and the recognition and measurement of uncertain tax positions. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Consolidation — The Company's policy is to consolidate all entities in which it controls by ownership a majority of the outstanding voting stock. In addition, the Company consolidates entities that meet the definition of a variable interest entity ("VIE") for which it is the primary beneficiary. The primary beneficiary is the party who has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and who has an obligation to absorb losses of the entity, or a right to receive benefits from the entity that could potentially be significant to the entity. In situations where the Company has significant influence but not control of an entity that does not qualify as a VIE, it applies the equity method of accounting or fair value accounting pursuant to the fair value option election under U.S. GAAP. See Note 8, Variable Interest Entities for further discussion on variable interest entities ("VIEs").

All material intercompany accounts and transactions are eliminated in consolidation.

Subsequent events — Management has evaluated events and transactions that occurred subsequent to November 30, 2017 through the date this Consolidated Statement of Financial Condition was issued, and determined there were no events or transactions during such period requiring recognition or disclosure in the Consolidated Statement of Financial Condition, except as stated in Note 14, Income Taxes.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents — Cash equivalents include highly liquid investments, including money market funds and certificates of deposit, not held for resale with original maturities of three months or less.

Cash and Securities Segregated and on Deposit for Regulatory Purposes or Deposited With Clearing and Depository Organizations — In accordance with Rule 15c3-3 of the Act, the Company, as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In addition, certain exchange and/or clearing organizations require cash and/or securities to be deposited by the Company to conduct day to day activities.

Foreign Currency Translation — Assets and liabilities of the Company's foreign subsidiary having a non-U.S. dollar functional currency are translated at exchange rates at the end of the year.

Financial Instruments and Fair Value — Financial instruments owned and Financial instruments sold, not yet purchased are recorded at fair value, either as required by accounting pronouncements or through the fair value option election. These instruments primarily represent the Company's trading activities and include both cash and derivative products. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Fair Value Hierarchy. In determining fair value, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect the assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The Company applies a hierarchy to categorize its fair value measurements broken down into three levels based on the transparency of inputs as follows:

Level 1 — Quoted prices are available in active markets for identical assets or liabilities at the reported date. Valuation adjustments and block discounts are not applied to Level 1 instruments.

Level 2 — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable at the reported date. The nature of these financial instruments include

cash instruments for which quoted prices are available but traded less frequently, derivative instruments for which fair values have been derived using model inputs that are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments for which fair value is derived using comparable financial instruments, the parameters of which can be directly observed.

Level 3 — Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Certain financial instruments have bid and ask prices that can be observed in the marketplace. For financial instruments whose inputs are based on bid-ask prices, the financial instrument is valued at the point within the bid-ask range that meets the Company's best estimate of fair value. The Company uses prices and inputs that are current at the measurement date. For financial instruments that do not have readily determinable fair values using quoted market prices, the determination of fair value is based on the best available information, taking into account the types of financial instruments, current financial information, restrictions (if any) on dispositions, fair values of underlying financial instruments and quotations for similar instruments.

The valuation of financial instruments may include the use of valuation models and other techniques. Adjustments to valuations derived from valuation models are permitted based on management's judgment, which takes into consideration the features of the financial instrument such as its complexity, the market in which the financial instrument is traded and underlying risk uncertainties about market conditions. Adjustments from the price derived from a valuation model reflect management's judgment that other participants in the market for the financial instrument being measured at fair value would also consider in valuing that same financial instrument. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The availability of observable inputs can vary and is affected by a wide variety of factors, including, for example, the type of financial instrument and market conditions. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period. The degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

Valuation Process for Financial Instruments. The Independent Price Verification ("IPV") Group, which is part of the Company's Finance department, in partnership with Risk Management, is responsible for establishing the Company's valuation policies and procedures. The IPV Group and Risk Management, which are independent of the Company's business functions, play an important role and serve as a control function in determining that the Company's financial instruments are appropriately reflected at fair value. This is particularly important where prices or valuations that require inputs are less observable. In the event that observable inputs are not available, the control processes are designed to ensure the valuation approach and assumptions utilized are appropriate and consistently applied. The IPV Group reports to the Global Controller of the Parent and is subject to the oversight of the IPV Committee, which is comprised of the Parent's Chief Financial Officer, Global Controller, Chief Risk Officer, and Principal Accounting Officer, among other personnel. The Company's IPV policies and procedures are reviewed on a periodic basis, and changes to the policies require the approval of the IPV Committee.

Price Testing Process. The business units are responsible for determining the fair value of the Company's financial instruments using approved valuation models and methodologies. In order to ensure that the business unit valuations represent a fair value exit price, the IPV Group tests and validates the fair value of the financial instruments. In the testing process, the IPV Group consistently adheres to established procedures set forth

in the Company's valuation policies for sourcing prices and valuation inputs and utilizing valuation methodologies. Sources used to validate fair value prices and inputs include, but are not limited to, exchange data, recently executed transactions, pricing data obtained from third party vendors, pricing and valuation services, broker quotes and observed comparable transactions.

To the extent discrepancies exist between the business unit valuations and valuations resulting from the price testing, such discrepancies are investigated by the IPV Group and fair values are adjusted, as appropriate. The IPV Group maintains documentation of its testing, results, rationale and recommendations and prepares a monthly summary of its valuation results. This process also forms the basis for the Company's classification of fair values within the fair value hierarchy (*i.e.,* Level 1, Level 2 or Level 3). The IPV Group utilizes the additional expertise of Risk Management personnel in valuing more complex financial instruments and financial instruments with less or limited pricing observability. The results of the valuation testing are reported to the IPV Committee on a monthly basis, which discusses the results and determines the financial instrument fair values in the Consolidated Statement of Financial Condition.

Judgment exercised in determining Level 3 fair value measurements is supplemented by daily analysis of profit and loss performed by the Product Control functions. Valuation techniques generally rely on recent transactions of suitably comparable financial instruments and use the observable inputs from those comparable transactions as a validation basis for Level 3 inputs. Level 3 fair value measurements are further validated through subsequent sales testing and market comparable sales, if such information is available. Level 3 fair value measurements require documentation of the valuation rationale applied, which is reviewed for consistency in application from period to period.

Third Party Pricing Information. Pricing information obtained from external data providers (including independent pricing services and brokers) may incorporate a range of market quotes from dealers, recent market transactions and benchmarking model derived prices to quoted market prices and trade data for comparable securities. External pricing data is subject to evaluation for reasonableness by the IPV Group using a variety of means including comparisons of prices to those of similar product types, quality and maturities, consideration of the narrowness or wideness of the range of prices obtained, knowledge of recent market transactions and an assessment of the similarity in prices to comparable dealer offerings in a recent time period. The Company's processes challenges the appropriateness of pricing information obtained from external data providers (including independent pricing services and brokers) to validate the data for consistency with the definition of a fair value exit price. The process includes understanding and evaluating the external data providers' valuation methodologies. For corporate, U.S. government and agency, and municipal debt securities, and loans, to the extent the Company uses independent pricing services or broker quotes in the valuation process, the vendor service providers are collecting and aggregating observable market information as to recent trade activity and active bid-ask submissions. The composite pricing information received from the independent pricing service is thus not based on unobservable inputs or proprietary models. For mortgage- and other asset-backed securities, collateralized debt obligations ("CDOs") and collateralized loan obligations ("CLOs"), the independent pricing services use a matrix evaluation approach, incorporating both observable yield curves and market yields on comparable securities as well as implied inputs from observed trades for comparable securities in order to determine prepayment speeds, cumulative default rates and loss severity. Further, we consider pricing data from multiple service providers as available as well as compare pricing data to prices we have observed for recent transactions, if any, in order to corroborate our valuation inputs.

Model Review Process. If a pricing model is used to determine fair value, the pricing model is reviewed for theoretical soundness and appropriateness by Risk Management, independent from the trading desks, and then approved by Risk Management to be used in the valuation process. Review and approval of a model for use may include benchmarking the model against relevant third party valuations, testing sample trades in the model, backtesting the results of the model against actual trades and stress-testing the sensitivity of

the pricing model using varying inputs and assumptions. In addition, recently executed comparable transactions and other observable market data are considered for purposes of validating the assumptions underlying the model. Models are independently reviewed and validated by Risk Management annually or more frequently if market conditions or use of the valuation model changes.

Investments in Managed Funds — Investments in managed funds include investments in funds managed by affiliated entities. Investments in managed funds are accounted for at fair value.

Other Investments — Other investments includes an investment in a limited liability company in which the Company exercises significant influence over operating and capital decisions.

Receivable from and Payable to Customers — Receivable from and payable to customers includes amounts receivable and payable on customers' security and margin transactions. Securities owned by customers and held as collateral for these receivables and as margin for trading are not reflected in the Consolidated Statement of Financial Condition.

Receivable from and Payable to Brokers, Dealers and Clearing Organizations — Receivables from brokers, dealers and clearing organizations include deposits of cash and/or securities with exchange clearing organizations to meet margin requirements, amounts due to or from clearing organizations for daily variation settlements, securities failed-to-deliver or receive, receivables and payables for fees and commissions and net receivables or payables arising from unsettled security transactions.

Securities Borrowed and Securities Loaned — Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions and accounted for as collateralized financing transactions. In connection with both trading and brokerage activities, the Company borrows securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date, and lends securities to other brokers and dealers for similar purposes. The Company has an active securities borrowed and lending matched book business in which it borrows securities from one party and lends them to another party. When the Company borrows securities, it generally provides cash to the lender as collateral, which is reflected in the Consolidated Statement of Financial Condition as Securities borrowed. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral, which is reflected in the Consolidated Statement of Financial Condition as Securities loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase — Securities purchased under agreements to resell and Securities sold under agreements to repurchase (collectively "repos") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amount plus accrued interest. Repos are presented in the Consolidated Statement of Financial Condition on a net basis by counterparty, where permitted by U.S. GAAP. The Company monitors the fair value of the underlying securities daily versus the related receivable or payable balances. Should the fair value of the underlying securities decline or increase, additional collateral is requested or excess collateral is returned, as appropriate.

Offsetting of Derivative Financial Instruments and Securities Financing Agreements — To manage the Company's exposure to credit risk associated with its derivative activities and securities financing transactions, the Company enters into International Swaps and Derivative Association, Inc. ("ISDA") master netting agreements, master securities lending agreements, master repurchase agreements or similar agreements and collateral arrangements with counterparties. A master agreement creates a single contract under which all transactions between two counterparties are executed allowing for trade aggregation and a single net payment obligation. Master agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be settled or

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otherwise eliminated by applying amounts due against all or a portion of an amount due from the counterparty or a third party.

Under the Company's ISDA master netting agreements, it typically also executes credit support annexes, which provide for collateral, either in the form of cash or securities, to be posted by or paid to a counterparty based on the fair value of the derivative receivable or payable based on the rates and parameters established in the credit support annex.

In the event of the counterparty's default, provisions of the master agreement permit acceleration and termination of all outstanding transactions covered by the agreement such that a single amount is owed by, or to, the non-defaulting party. In addition, any collateral posted can be applied to the net obligations, with any excess returned; and the collateralized party has a right to liquidate the collateral. Any residual claim after netting is treated along with other unsecured claims in bankruptcy court.

The conditions supporting the legal right of offset may vary from one legal jurisdiction to another and the enforceability of master netting agreements and bankruptcy laws in certain countries or in certain industries is not free from doubt. The right of offset is dependent both on contract law under the governing arrangement and consistency with the bankruptcy laws of the jurisdiction where the counterparty is located. Industry legal opinions with respect to the enforceability of certain standard provisions in respective jurisdictions are relied upon as a part of managing credit risk. In cases where the Company has not determined an agreement to be enforceable, the related amounts are not offset. Master netting agreements are a critical component of the Company's risk management processes as part of reducing counterparty credit risk and managing liquidity risk.

The Company is also a party to clearing agreements with various central clearing parties. Under these arrangements, the central clearing counterparty facilitates settlement between counterparties based on the net payable owed or receivable due and, with respect to daily settlement, cash is generally only required to be deposited to the extent of the net amount. In the event of default, a net termination amount is determined based on the market values of all outstanding positions and the clearing organization or clearing member provides for the liquidation and settlement of the net termination amount among all counterparties to the open contracts or transactions.

Refer to Note 5, Derivative Financial Instruments and Note 6, Collateralized Transactions, for further information.

Premises and Equipment — Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of the related leases or the estimated useful lives of the assets, whichever is shorter. Premises and equipment includes internally developed software. The carrying values of internally developed software ready for its intended use are depreciated over the remaining useful life.

At November 30, 2017, furniture, fixtures and equipment including amounts under capital leases, amounted to $366.2 million and leasehold improvements amounted to $171.9 million. Accumulated depreciation and amortization was $278.7 million at November 30, 2017.

Goodwill and Intangible Assets

Goodwill — Goodwill represents the excess acquisition cost over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized and is subject to annual impairment testing on August 1 or between annual tests if an event or change in circumstance occurs that would more likely than not reduce the fair value of a reporting unit below its carrying value. In testing for goodwill impairment, the Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying

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amount. If, after assessing the totality of events and circumstances, the Company concludes that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is not required. If it is concluded otherwise, the Company is required to perform the two-step impairment test. The goodwill impairment test is performed by comparing the estimated fair value of the Company with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill is not impaired. If the estimated fair value is less than the carrying value, further analysis is necessary to determine the amount of impairment, if any, by comparing the implied fair value of the Company's goodwill to the carrying value of the Company's goodwill.

The fair value of the Company is based on widely accepted valuation techniques that the Company believes market participants would use, although the valuation process requires significant judgment and often involves the use of significant estimates and assumptions. The methodologies the Company utilizes in estimating the fair value include market valuation methods that incorporate price-to-earnings and price-to-book multiples of comparable exchange-traded companies and multiples of merger and acquisitions of similar businesses. The estimates and assumptions used in determining fair value could have a significant effect on whether or not an impairment charge is recorded and the magnitude of such a charge. Adverse market or economic events could result in impairment charges in future periods.

Intangible Assets — Intangible assets deemed to have finite lives are amortized on a straight line basis over their estimated useful lives, where the useful life is the period over which the asset is expected to contribute directly, or indirectly, to the future cash flows. Intangible assets are reviewed for impairment on an interim basis when certain events or circumstances exist. For amortizable intangible assets, impairment exists when the carrying amount of the intangible asset exceeds its fair value. At least annually, the remaining useful life is evaluated.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If it is concluded otherwise, the Company is required to perform a quantitative impairment test.

Intangible assets are included in Other assets in the Consolidated Statement of Financial Condition. The Company's annual indefinite-lived intangible asset impairment testing date is August 1st. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset that is amortized over the remaining useful life of that asset, if any. Subsequent reversal of impairment losses is not permitted.

Refer to Note 10, Goodwill and Intangible Assets, for further information.

Income Taxes — The Company is a single-member limited liability company treated as a disregarded entity for federal and state income tax purposes. The Company's results of operations are included in the consolidated Federal and applicable state income tax returns filed by the Ultimate Parent. Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable. Pursuant to a tax sharing agreement entered into between the Company and the Parent, payments are made to the Parent to settle current and deferred tax assets and liabilities.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The realization of deferred tax assets is assessed and a valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized.

The Company records uncertain tax positions using a two-step process: (i) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (ii) for those tax positions that meet the more-likely-than-not recognition threshold, it recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Legal Reserves —In the normal course of business, the Company has been named, from time to time, as a defendant in legal and regulatory proceedings. The Company is also involved, from time to time, in other exams, investigations and similar reviews (both formal and informal) by governmental and self-regulatory agencies regarding its businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions.

The Company recognizes a liability for a contingency in Accrued expenses and other liabilities when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum in the range as the loss accrual. The determination of the outcome and loss estimates requires significant judgment on the part of management. The Company believes that any other matters for which it has determined a loss to be probable and reasonably estimable are not material to the Consolidated Statement of Financial Condition.

In many instances, it is not possible to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. Management believes that, in the aggregate, the pending legal actions or regulatory proceedings and any other exams, investigations or similar reviews (both formal and informal) should not have a material adverse effect on the Company's Consolidated Statement of Financial Condition. In addition, management believes that any amount of potential loss or range of potential loss in excess of what has been provided in the Consolidated Statement of Financial Condition that could be reasonably estimated is not material.

Share-Based Compensation — Certain employees participate in the Incentive Compensation Plan (the "Incentive Plan") sponsored by the Ultimate Parent. The Incentive Plan allows for awards in the form of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance awards, restricted stock units ("RSUs"), divided equivalents or other share-based awards. For grants of RSUs, employees are granted restricted shares of common stock subject to forfeiture. RSUs give a participant the right to receive fully vested shares at the end of a specified deferral period, allowing a participant to hold an interest tied to common stock on a tax deferred basis. Prior to settlement, RSUs carry no voting or dividend rights associated with the stock ownership, but dividend equivalents are accrued to the extent there are dividends declared on the Ultimate Parent's common stock. Restricted stock and RSUs are granted to new employees as "sign-on" awards, to existing employees as "retention" awards and to certain senior executives. Sign-on and retention awards are generally subject to annual ratable vesting upon a four year service requirement and are amortized as compensation expense on a straight line basis over the related four years. Restricted stock and RSUs are granted to certain senior executives with market, performance and service conditions. Market conditions are incorporated into the grant-date fair value of senior executive awards using a Monte Carlo valuation model. Compensation expense for awards with market conditions is recognized over the service period and is not reversed if the market condition is not met. Awards with performance conditions are amortized over the service period if the Company determines that it is probable that the performance condition will be achieved.

Other Compensation Plans — Employees participate in other compensation plans including an Employee Stock Purchase Plan ("ESPP"), which is considered non-compensatory effective January 1, 2007. All regular full time employees and employees who work part time over 20 hours per week are eligible to participate in the ESPP. Annual employee contributions are limited to $21,250, are voluntary, are made via payroll

deduction and are used to purchase the Ultimate Parent's common stock at 95% of the closing price of the Ultimate Parent's common stock on the last day of the applicable session (monthly).

The Parent has a profit sharing plan covering substantially all employees, which includes a salary reduction feature designed to qualify under Section 401(k) of the Internal Revenue Code.

There is also a Deferred Compensation Plan. Eligible employees are able to defer compensation on a pre-tax basis by investing in the Ultimate Parent's common stock at a discount or, by allocating among any combination of the investment funds available under the Deferred Compensation Plan.

In addition, the Company provides compensation to new and existing employees in the form of loans and/or other cash awards which are subject to ratable vesting terms with service requirements ranging from one to eight years, with an approximate average term of three years.

Securitization Activities — The Company engages in securitization activities related to mortgage-backed and other asset-backed securities. Transfers of financial assets to securitization vehicles are accounted for as sales when the Company has relinquished control over the transferred assets. The Company may retain interests in the securitized financial assets as one or more tranches of the securitization. These retained interests are included within Financial instruments owned in the Consolidated Statement of Financial Condition at fair value.

When a transfer of assets does not meet the criteria of a sale, the Company accounts for the transfer as a secured borrowing and continues to recognize the assets of a secured borrowing in Financial instruments owned and recognizes the associated financing in Other secured financings in the Consolidated Statement of Financial Condition.

Recent Accounting Developments

Accounting Standards to be Adopted in Future Periods

Derivatives and Hedging. In August 2017, the Financial Accounting Standards Board ("FASB") issued ASU No. 2017-12, Derivatives and Hedging: Targeted Improvements to Accounting for Hedging Activities. The objective of the guidance is to improve the financial reporting of hedging relationships to better portray the economic results of an entity's risk management activities in its financial statements. The guidance is effective in the first quarter of fiscal 2019. The Company is currently evaluating the impact of the new guidance on the Company's Consolidated Statement of Financial Condition.

Stock Compensation. In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation: Scope of Modification Accounting. The guidance provides clarity and reduces diversity in practice and cost and complexity when accounting for a change to the terms or conditions of a share-based payment award. The guidance is effective in the first quarter of fiscal 2019 and early adoption is permitted. The Company does not believe the new guidance will have a material impact on the Company's Consolidated Statement of Financial Condition.

Goodwill. In January 2017, the FASB issued ASU No. 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies goodwill impairment testing. The guidance is effective in the first quarter of fiscal 2021 and early adoption is permitted. The Company does not believe the new guidance will have a material impact on the Company's Consolidated Statement of Financial Condition.

Financial Instruments-Credit Losses. In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments. The guidance provides for estimating credit losses on certain types of financial instruments by introducing an approach based on expected

es. The guidance is effective in the first quarter of fiscal 2021 and early adoption is permitted in the first quarter of fiscal 2020. The Company is currently evaluating the impact of the new guidance on the Company's Consolidated Statement of Financial Condition.

Leases. In February 2016, the FASB issued ASU No. 2016-02, Leases. The guidance affects the accounting for leases and provides for a lessee model that brings substantially all leases onto the balance sheet. The Company plans on adopting the guidance as of the first quarter of fiscal 2019 and is currently evaluating the impact of the new guidance on the Company's Consolidated Statement of Financial Condition.

Financial Instruments. In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities. The guidance affects the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements of financial instruments. The guidance is effective in the first quarter of fiscal 2019. The Company is currently evaluating the impact of the new guidance related to equity investments and the presentation and disclosure requirements of financial instruments on the Company's Consolidated Statement of Financial Condition. Early adoption is permitted for the accounting guidance on financial liabilities under the fair value option and the Company has adopted this guidance in the first quarter of fiscal 2016. The adoption of this accounting guidance had no effect on the Company's Consolidated Statement of Financial Condition.

Adopted Accounting Standards

Employee Share-Based Payments. In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting. The guidance simplifies various aspects related to how share-based payments are accounted for and presented in the Consolidated Statement of Financial Condition. The Company early adopted this standard on December 1, 2016 and the adoption did not have a material effect on the Company's Consolidated Statement of Financial Condition. The Company elected to account for forfeitures as they occur, which results in dividends and dividend equivalents originally charged against retained earnings for forfeited shares to be reclassified to compensation cost in the period in which the forfeiture occurs.

3. CASH AND CASH EQUIVALENTS

Financial assets classified as cash and cash equivalents that are deemed by the Company's management to be generally readily convertible into cash at November 30, 2017 are as follows (in thousands):

Cash in banks	$	1,746,001
Money market investments		874,994
Total cash and cash equivalents	$	2,620,995
Cash and securities segregated (1)	$	474,807

(1) Includes deposits of $237.8 million in accordance with Rule 15c3-3 of the Act, which subjects the Company as a broker-dealer carrying customer accounts to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its customers.

JEFFERIES LLC AND SUBSIDIARIES

4. FAIR VALUE DISCLOSURES

The following is a summary of the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis, excluding Investments at fair value based on NAV of $2.0 million at November 30, 2017, by level within the fair value hierarchy (in thousands):

	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Total
Assets:					
Financial instruments owned:					
Corporate equity securities	$ 1,095,472	$ 40,447	$ 3,777	$ —	$ 1,139,696
Corporate debt securities	—	2,714,232	22,669	—	2,736,901
CDOs and CLOs	—	95,104	14,485	—	109,589
U.S. government and federal agency securities	1,225,025	39,443	—	—	1,264,468
Municipal securities	—	710,513	—	—	710,513
Sovereign obligations	—	300,164	—	—	300,164
Residential mortgage-backed securities	—	1,393,422	25,128	—	1,418,550
Commercial mortgage-backed securities	—	482,447	10,473	—	492,920
Other asset-backed securities	—	30,288	—	—	30,288
Loans and other receivables	—	—	17,924	—	17,924
Derivatives	112,002	1,173,495	—	(1,244,509)	40,988
Investments at fair value	—	946	66,301	—	67,247
Total financial instruments owned, excluding Investments at fair value based on NAV	$ 2,432,499	$ 6,980,501	$ 160,757	$ (1,244,509)	$ 8,329,248
Liabilities:					
Financial instruments sold, not yet purchased:					
Corporate equity securities	$ 1,140,304	$ 32,056	$ 48	$ —	$ 1,172,408
Corporate debt securities	—	1,405,211	522	—	1,405,733
U.S. government and federal agency securities	1,804,784	—	—	—	1,804,784
Sovereign obligations	—	257,309	—	—	257,309
Commercial mortgage-backed securities	—	—	105	—	105
Derivatives	204,282	1,161,011	—	(1,244,445)	120,848
Total financial instruments sold, not yet purchased	$ 3,149,370	$ 2,855,587	$ 675	$ (1,244,445)	$ 4,761,187

(1) Represents counterparty and cash collateral netting across the levels of the fair value hierarchy for positions with the same counterparty.

15

The following is a description of the valuation basis, including valuation techniques and inputs, used in measuring the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis:

Corporate Equity Securities

- Exchange-Traded Equity Securities: Exchange-traded equity securities are measured based on quoted closing exchange prices, which are generally obtained from external pricing services, and are categorized within Level 1 of the fair value hierarchy, otherwise they are categorized within Level 2 of the fair value hierarchy. To the extent these securities are actively traded, valuation adjustments are not applied.

- Non-Exchange-Traded Equity Securities: Non-exchange-traded equity securities are measured primarily using broker quotations, pricing data from external pricing services and prices observed from recently executed market transactions and are categorized within Level 2 of the fair value hierarchy. Where such information is not available, non-exchange-traded equity securities are categorized within Level 3 of the fair value hierarchy and measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (*e.g.*, price/Earnings before interest, taxes, depreciation and amortization ("EBITDA"), price/book value), discounted cash flow analyses and transaction prices observed from subsequent financing or capital issuance by the company. When using pricing data of comparable companies, judgment must be applied to adjust the pricing data to account for differences between the measured security and the comparable security (*e.g.*, issuer market capitalization, yield, dividend rate, geographical concentration).

- Equity Warrants: Non-exchange-traded equity warrants are measured primarily using pricing data from external pricing services, prices observed from recently executed market transactions and broker quotations are categorized within Level 2 of the fair value hierarchy. Where such information is not available, non-exchange-traded equity warrants are generally categorized within Level 3 of the fair value hierarchy and are measured using the Black-Scholes model with key inputs impacting the valuation including the underlying security price, implied volatility, dividend yield, interest rate curve, strike price and maturity date.

Corporate Debt Securities

- Corporate Bonds: Corporate bonds are measured primarily using pricing data from external pricing services and broker quotations, where available, prices observed from recently executed market transactions and bond spreads or credit default swap spreads of the issuer adjusted for basis differences between the swap curve and the bond curve. Corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy. If broker quotes, pricing data or spread data is not available, alternative valuation techniques are used including cash flow models incorporating interest rate curves, single name or index credit default swap curves for comparable issuers and recovery rate assumptions. Corporate bonds measured using alternative valuation techniques are categorized within Level 3 of the fair value hierarchy and are a limited portion of the Company's corporate bonds.

- High Yield Corporate and Convertible Bonds: A significant portion of the Company's high yield corporate and convertible bonds are categorized within Level 2 of the fair value hierarchy and are measured primarily using broker quotations and pricing data from external pricing services, where available, and prices observed from recently executed market transactions of institutional size. Where pricing data is less observable, valuations are categorized within Level 3 and are based on pending transactions involving the issuer or comparable issuers, prices implied from an issuer's subsequent financing or recapitalization, models incorporating financial ratios and projected cash flows of the issuer and market prices for comparable issuers.

16

CDOs and CLOs

CDOs and CLOs are measured based on prices observed from recently executed market transactions of the same or similar security or based on valuations received from third party brokers or data providers and are categorized within Level 2 or Level 3 of the fair value hierarchy depending on the observability and significance of the pricing inputs. Valuation that is based on recently executed market transactions of similar securities incorporates additional review and analysis of pricing inputs and comparability criteria including but not limited to collateral type, tranche type, rating, origination year, prepayment rates, default rates and loss severity.

U.S. Government and Federal Agency Securities

- U.S. Treasury Securities: U.S. Treasury securities are measured based on quoted market prices and categorized within Level 1 of the fair value hierarchy.

- U.S. Agency Debt Securities: Callable and non-callable U.S. agency debt securities are measured primarily based on quoted market prices obtained from external pricing services and are generally categorized within Level 1 or Level 2 of the fair value hierarchy.

Municipal Securities

Municipal securities are measured based on quoted prices obtained from external pricing services and are generally categorized within Level 2 of the fair value hierarchy.

Sovereign Obligations

Sovereign government obligations are measured based on quoted market prices obtained from external pricing services, where available, or recently executed independent transactions of comparable size. To the extent external price quotations are not available or recent transactions have not been observed, valuation techniques incorporating interest rate yield curves and country spreads for bonds of similar issuers, seniority and maturity are used to determine fair value of sovereign bonds or obligations. Sovereign government obligations are classified in Level 1 or Level 2 of the fair value hierarchy, primarily based on the country of issuance.

Residential Mortgage-Backed Securities

- Agency Residential Mortgage-Backed Securities ("RMBS"): Agency RMBS include mortgage pass-through securities (fixed and adjustable rate), collateralized mortgage obligations and principal-only securities and are generally measured using market price quotations from external pricing services and categorized within Level 2 of the fair value hierarchy.

- Agency Residential Interest-Only and Inverse Interest-Only Securities ("agency inverse IOs"): The fair value of agency inverse IOs is estimated using expected future cash flow techniques that incorporate prepayment models and other prepayment assumptions to amortize the underlying mortgage loan collateral. The Company uses prices observed from recently executed transactions to develop market-clearing spread and yield curve assumptions. Valuation inputs with regard to the underlying collateral incorporate weighted average coupon, loan-to-value, credit scores, geographic location, maximum and average loan size, originator, servicer, and weighted average loan age. Agency Inverse IOs are categorized within Level 2 of the fair value hierarchy. The Company also uses vendor data in developing its assumptions, as appropriate.

- Non-Agency RMBS: The fair value of non-agency RMBS is determined primarily using discounted cash flow methodologies and securities are categorized within Level 2 or Level 3 of the fair value hierarchy based on the observability and significance of the pricing inputs used. Performance attributes of the underlying mortgage loans are evaluated to estimate pricing inputs, such as prepayment rates,

17

default rates and the severity of credit losses. Attributes of the underlying mortgage loans that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value; credit scores; documentation type; geographic location; weighted average loan age; originator; servicer; historical prepayment, default and loss severity experience of the mortgage loan pool; and delinquency rate. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields. In addition, broker quotes, where available, are also referenced to compare prices primarily on interest-only securities.

Commercial Mortgage-Backed Securities

- Agency Commercial Mortgage-Backed Securities ("CMBS"): Government National Mortgage Association ("GNMA") project loan bonds are measured based on inputs corroborated from and benchmarked to observed prices of recent securitization transactions of similar securities with adjustments incorporating an evaluation of various factors, including prepayment speeds, default rates and cash flow structures, as well as the likelihood of pricing levels in the current market environment. Federal National Mortgage Association ("FNMA") Delegated Underwriting and Servicing ("DUS") mortgage-backed securities are generally measured by using prices observed from recently executed market transactions to estimate market-clearing spread levels for purposes of estimating fair value. GNMA project loan bonds and FNMA DUS mortgage-backed securities are categorized within Level 2 of the fair value hierarchy.

- Non-Agency CMBS: Non-agency CMBS are measured using pricing data obtained from external pricing services and prices observed from recently executed market transactions and are categorized within Level 2 and Level 3 of the fair value hierarchy.

Other Asset-Backed Securities

Other asset-backed securities ("ABS") include but are not limited to, securities backed by auto loans, credit card receivables, student loans and other consumer loans and are categorized within Level 2 and Level 3 of the fair value hierarchy. Valuations are primarily determined using pricing data obtained from external pricing services and broker quotes and prices observed from recently executed market transactions.

Loans and Other Receivables

- Escrow and Trade Claim Receivables: Escrow and trade claim receivables are categorized within Level 3 of the fair value hierarchy where fair value is estimated based on reference to market prices and implied yields of debt securities of the same or similar issuers.

Derivatives

- Listed Derivative Contracts: Listed derivative contracts that are actively traded are measured based on quoted exchange prices, broker quotes or vanilla option valuation models, such as Black-Scholes, using observable valuation inputs from the principal market. Exchange quotes and/or valuation inputs are generally obtained from external vendors and pricing services. Broker quotes are validated directly through observable and tradeable quotes. Listed derivative contracts that use unadjusted exchange close prices are generally categorized within Level 1 of the fair value hierarchy. All other listed derivative contracts are generally categorized within Level 2 of the fair value hierarchy.

- Over-the-Counter ("OTC") Derivative Contracts: OTC derivative contracts are generally valued using models, whose inputs reflect assumptions that the Company believes market participants would use in valuing the derivative in a current transaction. Inputs to valuation models are appropriately calibrated to market data. For many OTC derivative contracts, the valuation models do not involve material

subjectivity as the methodologies do not entail significant judgment and the inputs to valuation models do not involve a high degree of subjectivity as the valuation model inputs are readily observable or can be derived from actively quoted markets. OTC derivative contracts are primarily categorized within Level 2 of the fair value hierarchy given the observability and significance of the inputs to the valuation models. Where significant inputs to the valuation are unobservable, derivative instruments are categorized within Level 3 of the fair value hierarchy.

OTC options include OTC equity, foreign exchange and interest rate options measured using various valuation models, such as the Black-Scholes, with key inputs including the underlying security price, foreign exchange spot rate, implied volatility, interest rate curve, strike price and maturity date. Discounted cash flow models are utilized to measure certain OTC derivative contracts including the valuations of the Company's interest rate swaps, which incorporate observable inputs related to interest rate curves, and valuations of the Company's foreign exchange forwards, which incorporate observable inputs related to foreign currency spot rates and forward curves.

Investments at Fair Value and Investments in Managed Funds

Investments at fair value based on NAV and Investments in Managed Funds include investments in hedge funds and private equity funds, provided by the fund managers and are excluded from the fair value hierarchy. Investments at fair value also include direct equity investments in private companies, which are measured at fair value using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratios and multiples (*e.g.*, price/EBITDA, price/book value), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by the company. Direct equity investments in private companies are categorized within Level 2 or Level 3 of the fair value hierarchy.

The following table presents information about the Company's investments in entities that have the characteristics of an investment company at November 30, 2017 (in thousands):

	Fair Value (1)		Unfunded Commitments
Fixed Income and High Yield Hedge Funds (2)	$	417	$ —
Equity Funds (3)		1,653	481
Multi-asset Funds (4)		21,186	—
Total	$	23,256	$ 481

(1) Where fair value is calculated based on NAV, fair value has been derived from each of the funds' capital statements.

(2) This category includes investments in funds that invest in loans secured by a first trust deed on property, domestic and international public high yield debt, private high yield investments, senior bank loans, public leveraged equities, distressed debt and private equity investments. There are no redemption provisions.

(3) The fair value of investments in this category include investments in equity funds that invest in the equity of various U.S. and foreign private companies in the energy, technology, internet service and telecommunication service industries. These investments cannot be redeemed; instead, distributions are received through the liquidation of the underlying assets of the funds which are expected to liquidate in one to two years.

(4) This category includes investments in hedge funds that invest, long and short, primarily in multi-asset securities in domestic and international markets in both the public and private sectors. At November 30, 2017, investments representing approximately 90% of the fair value in this category are redeemable with 30 days prior written notice.

JEFFERIES LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
NOVEMBER 30, 2017

Quantitative Information about Significant Unobservable Inputs used in Level 3 Fair Value Measurements at November 30, 2017

The table below presents information on the valuation techniques, significant unobservable inputs and their ranges for the Company's financial assets and liabilities, subject to threshold levels related to the market value of the positions held, measured at fair value on a recurring basis with a significant Level 3 balance. The range of unobservable inputs could differ significantly across different firms given the range of products across different firms in the financial services sector. The inputs are not representative of the inputs that could have been used in the valuation of any one financial instrument (*i.e.*, the input used for valuing one financial instrument within a particular class of financial instruments may not be appropriate for valuing other financial instruments within that given class). Additionally, the ranges of inputs presented below should not be construed to represent uncertainty regarding the fair values of the Company's financial instruments; rather, the range of inputs is reflective of the differences in the underlying characteristics of the financial instruments in each category.

For certain categories, the Company has provided a weighted average of the inputs allocated based on the fair values of the financial instruments comprising the category. The Company does not believe that the range or weighted average of the inputs is indicative of the reasonableness of uncertainty of its Level 3 fair values. The range and weighted average are driven by the individual financial instruments within each category and their relative distribution in the population. The disclosed inputs when compared with the inputs as disclosed in other periods should not be expected to necessarily be indicative of changes in the Company's estimates of unobservable inputs for a particular financial instrument as the population of financial instruments comprising the category will vary from period to period based on purchases and sales of financial instruments during the period as well as transfers into and out of Level 3 each period.

Financial Instruments Owned	Fair Value (in thousands)	Valuation Technique	Significant Unobservable Input(s)	Input/ Range	Weighted Average
Corporate debt securities	$ 22,669	Convertible bond model	Discount rate/yield	8%	—
			Volatility	40%	—
		Market Approach	Estimated recovery percentage	17%	—
			Price	$10	—
CDOs and CLOs	$ 14,485	Discounted cash flows	Constant prepayment rate	20%	—
			Constant default rate	2%	—
			Loss severity	25%	—
			Discount rate/yield	8%-13%	10%
RMBS	$ 25,128	Discounted cash flows	Cumulative loss rate	3%-19%	10%
			Duration (years)	2-4	3
			Discount rate/yield	6%-10%	8%
CMBS	$ 10,473	Discounted cash flows	Cumulative loss rate	37%-65%	51%
			Duration (years)	1-3	2
			Discount rate/yield	2%-22%	10%
		Scenario Analysis	Estimated recovery percentage	26%-32%	28%
			Price	$52-$56	$ 54
Loans and other receivables	$ 17,924	Scenario Analysis	Estimated recovery percentage	63%-107%	90%
Investments at fair value	$ 66,301				
Private equity securities		Market approach	Transaction level	$100-$250	$ 224
			Price	$7	—

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5e(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act

The fair values of certain Level 3 assets and liabilities that were determined based on third-party pricing information are excluded from the above table. At November 30, 2017, asset exclusions consisted of $3.8 million, comprised of non-exchange-traded equity securities and liability exclusions consisted of $0.7 million of corporate debt and equity securities and CMBS.

Sensitivity of Fair Values to Changes in Significant Unobservable Inputs

For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, the sensitivity of the fair value measurement to changes in significant unobservable inputs and interrelationships between those unobservable inputs (if any) are described below:

- Corporate debt securities using a convertible bond model. A significant increase (decrease) in the bond discount rate/yield would result in a significantly lower (higher) fair value measurement. A significant increase (decrease) in volatility would result in a significantly higher (lower) fair value measurement.

- Private equity securities and corporate debt securities using a market approach valuation technique. A significant increase (decrease) in the transaction level of a private equity security would result in a significantly higher (lower) fair value measurement. A significant increase (decrease) in the price of the private equity securities or corporate debt securities would result in a significantly higher (lower) fair value measurement. A significant increase (decrease) in the estimated recovery rates of the cash flow outcomes underlying the corporate debt securities would result in a significantly higher (lower) fair value measurement.

- Loans and other receivables and CMBS using scenario analysis. A significant increase (decrease) in the possible recovery rates of the cash flow outcomes underlying the investment would result in a significantly higher (lower) fair value measurement for the financial instrument. A significant increase (decrease) in the price of the CMBS would result in a significantly higher (lower) fair value measurement.

- CDOs and CLOs, RMBS and CMBS using a discounted cash flow valuation technique. A significant increase (decrease) in isolation in the constant default rate, loss severity or cumulative loss rate would result in a significantly lower (higher) fair value measurement. The impact of changes in the constant prepayment rate and duration would have differing impacts depending on the capital structure and type of security. A significant increase (decrease) in the discount rate/security yield would result in a significantly lower (higher) fair value measurement.

Fair Value Option Election

The Company has elected the fair value option for all loans and loan commitments made by its capital markets businesses and in connection with its securitization activities. Loans and loan commitments are managed on a fair value basis and are included in Financial instruments owned and Financial instruments sold, not yet purchased in the Consolidated Statement of Financial Condition. At November 30, 2017, the net fair value of loan commitments was $109,000.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

Certain assets were measured at fair value on a non-recurring basis and are not included in the tables above. These assets include exchange ownership interests. The following table presents those assets measured at fair value on a non-recurring basis for which the Company recognized a non-recurring fair value adjustment during the year ended November 30, 2017 (in thousands):

	Carrying Value at November 30, 2017	Level 2	Level 3
Exchange ownership interests (1)	$ 2,672	$ 2,672	$ —

(1)   The fair value of these exchange memberships is based on observed quoted sales prices for each individual membership. (See Note 10, Goodwill and Intangible Assets.)

There were no assets measured at fair value on a non-recurring basis, which utilized Level 1 inputs during the year ended November 30, 2017. There were no liabilities measured at fair value on a non-recurring basis during the year ended November 30, 2017.

Financial Instruments Not Measured at Fair Value

Certain of the Company's financial instruments are not carried at fair value but are recorded at amounts that approximate fair value due to their liquid or short-term nature and generally negligible credit risk. These financial assets include Cash and cash equivalents and Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations and would generally be presented in Level 1 of the fair value hierarchy. Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations includes U.S. Treasury securities of $99.7 million.

Receivables – Brokers, dealers and clearing organizations, Receivables – Customers, Receivables – Fees, interest and other, Payables – Brokers, dealers and clearing organizations and Payables – Customers, are accounted for at cost plus accrued interest rather than fair value; however, the recorded amounts approximate fair value due to their liquid or short-term nature.

5.   DERIVATIVE FINANCIAL INSTRUMENTS

Off-Balance Sheet Risk — The Company has contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to resell, repurchase agreements, future purchases and sales of foreign currencies, securities transactions on a when-issued basis and underwriting. Each of these financial instruments and activities contains varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect on the Company's Consolidated Statement of Financial Condition.

Derivative Financial Instruments — The Company's derivative activities are recorded at fair value in the Consolidated Statement of Financial Condition in Financial instruments owned and Financial instruments sold, not yet purchased, net of cash paid or received under credit support agreements and on a net counterparty basis when a legally enforceable right to offset exists under a master netting agreement. Predominantly, the Company enters into derivative transactions to satisfy the needs of its clients and to manage its own exposure to market and credit risks resulting from its trading activities. (See Note 4, Fair Value Disclosures and Note 14, Commitments and Guarantees for additional disclosures about derivative financial instruments.)

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Company's other trading-related activities. The Company manages the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of its firm wide risk management policies.

In connection with its derivative activities, the Company may enter into International Swaps and Derivative Association, Inc. ("ISDA") master netting agreements or similar agreements with counterparties. See Note 2, Significant Accounting Policies, for additional information regarding the offsetting of derivative contracts.

The following table presents the fair value and related number of derivative contracts at November 30, 2017 categorized by type of derivative contract and the platform on which these derivatives are transacted. The fair value of assets/liabilities represents the Company's receivable/payable for derivative financial instruments, gross of counterparty netting and cash collateral received and pledged. The following table also provides information regarding 1) the extent to which, under enforceable master netting arrangements, such balances are presented net in the Consolidated Statement of Financial Condition as appropriate under U.S. GAAP and 2) the extent to which other rights of setoff associated with these arrangements exist and could have an effect on the Company's financial position (in thousands, except contract amounts).

| | November 30, 2017 (1) | | | |
| | Assets | | Liabilities | |
	Fair Value	Number of Contracts (2)	Fair Value	Number of Contracts (2)
Interest rate contracts:				
Exchange-traded	$ 1,770	28,293	$ —	1,310
Cleared OTC	20,635	629	18,521	843
Bilateral OTC	37,323	1,599	19,668	1,119
Foreign exchange contracts:				
Exchange-traded	157	1,674	20	1
Bilateral OTC	128	48	176	32
Equity contracts:				
Exchange-traded	1,222,793	2,413,901	1,327,299	2,074,423
Bilateral OTC	3,082	1	—	—
Total gross derivative assets/liabilities:				
Exchange-traded	1,224,720		1,327,319	
Cleared OTC	20,635		18,521	
Bilateral OTC	40,533		19,844	
Amounts offset in the Consolidated Statement of Financial Condition (3):				
Exchange-traded	(1,222,798)		(1,222,798)	
Cleared OTC	(18,521)		(18,521)	
Bilateral OTC	(3,581)		(3,517)	
Net amounts per Consolidated Statement of Financial Condition (4)	$ 40,988		$ 120,848	

(1) Exchange-traded derivatives include derivatives executed on an organized exchange. Cleared OTC derivatives include derivatives executed bilaterally and subsequently novated to and cleared through central clearing counterparties. Bilateral OTC derivatives include derivatives executed and settled bilaterally without the use of an organized exchange or central clearing counterparty.

(2) Number of exchange-traded contracts may include open futures contracts. The unsettled fair value of these futures contracts is included in Receivables from/Payables to brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition.

(3) Amounts netted include both netting by counterparty and for cash collateral paid or received.

(4) The Company has not received or pledged additional collateral under master netting agreements and/or other credit support agreements that is eligible to be offset beyond what has been offset in the Consolidated Statement of Financial Condition.

OTC Derivatives. The table below sets forth by remaining contract maturity the fair value of OTC derivative assets and liabilities at November 30, 2017 (in thousands):

	OTC Derivative Assets (1) (2) (3)			
	0 – 12 Months	1 – 5 Years	Greater Than 5 Years	Total
Equity options	$ 3,082	$ —	$ —	$ 3,082
Foreign currency spots and forwards	182	—	—	182
Interest rate forwards	20,954	9,883	5,129	35,966
Total	$ 24,218	$ 9,883	$ 5,129	$ 39,230

(1) At November 30, 2017, the Company held exchange-traded derivative assets with a fair value of $1.8 million, which are not included in this table.

(2) OTC derivative assets in the table above are gross of collateral received. OTC derivative assets are recorded net of collateral received in the Consolidated Statement of Financial Condition. At November 30, 2017, cash collateral received was $0.1 million.

(3) Derivative fair values include counterparty netting within product category.

	OTC Derivative Liabilities (1) (2)			
	0 – 12 Months	1 – 5 Years	Greater Than 5 Years	Total
Foreign currency spots and forwards	$ 149	$ —	$ —	$ 149
Interest rate forwards	13,140	585	2,472	16,197
Total	$ 13,289	$ 585	$ 2,472	16,346

(1) At November 30, 2017, the Company held exchange-traded derivative liabilities with a fair value of $104.5 million, which are not included in this table.

(2) Derivative fair values include counterparty netting within product category.

At November 30, 2017, the counterparty credit quality with respect to the fair value of the Company's OTC derivative assets was as follows (in thousands):

Counterparty credit quality (1):	
A- or higher	$ 10,383
BBB- to BBB+	3,234
BB+ or lower	1,762
Unrated	23,851
Total	$ 39,230

(1) The Company utilizes internal credit ratings determined by its Risk Management department. Credit ratings determined by Risk Management use methodologies that produce ratings generally consistent with those produced by external rating agencies.

Credit Risk — In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash, margin or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty or customer nonperformance. Transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

The Company seeks to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. The Company may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed

to receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk — As a securities firm, the Company's activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. The Company seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures, including those described in the preceding discussion of credit risk.

6. COLLATERALIZED TRANSACTIONS

The Company enters into secured borrowing and lending arrangements to obtain collateral necessary to effect settlement, finance inventory positions, meet customer needs or re-lend as part of its dealer operations. The Company manages its exposure to credit risk associated with these transactions by entering into master netting agreements. The Company monitors the fair value of the securities loaned and borrowed on a daily basis as compared with the related payable or receivable, and requests additional collateral or return of excess collateral, as appropriate. The Company pledges financial instruments as collateral under repurchase agreements, securities lending agreements and other secured arrangements, including clearing arrangements. The agreements with counterparties generally contain contractual provisions allowing the counterparty the right to sell or repledge the collateral. Pledged securities owned that can be sold or repledged by the counterparty are included within Financial instruments owned and noted parenthetically as Securities pledged in the Consolidated Statement of Financial Condition.

The following tables set forth the carrying value of securities lending arrangements and repurchase agreements by class of collateral pledged and remaining contractual maturity at November 30, 2017 (in thousands):

	Securities Lending Arrangements	Repurchase Agreements	Total
Collateral Pledged:			
Corporate equity securities	$ 1,966,319	$ 150,569	$ 2,116,888
Corporate debt securities	395,602	1,701,723	2,097,325
Mortgage- and asset-backed securities	—	2,277,445	2,277,445
U.S. government and federal agency securities	19,205	11,991,961	12,011,166
Municipal securities	—	444,861	444,861
Sovereign obligations	—	237,758	237,758
Total	$ 2,381,126	$ 16,804,317	$ 19,185,443

	Contractual Maturity				
	Overnight and Continuous	Up to 30 Days	31-90 Days	Greater than 90 Days	Total
Securities lending arrangements	$ 1,214,155	$ —	$ 741,971	$ 425,000	$ 2,381,126
Repurchase agreements	9,682,562	3,708,224	2,572,334	841,197	16,804,317
Total	$ 10,896,717	$ 3,708,224	$ 3,314,305	$ 1,266,197	$ 19,185,443

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
NOVEMBER 30, 2017

The Company receives securities as collateral under resale agreements, securities borrowing transactions and customer margin loans. The Company also receives securities as collateral in connection with securities-for-securities transactions in which it is the lender of securities. In many instances, the Company is permitted by contract to rehypothecate the securities received as collateral. These securities may be used to secure repurchase agreements, enter into securities lending transactions, satisfy margin requirements on derivative transactions or cover short positions. At November 30, 2017, the approximate fair value of securities received as collateral by the Company that may be sold or repledged by the Company was approximately $23.4 billion. At November 30, 2017, a substantial portion of the securities received by the Company had been sold or repledged.

Offsetting of Securities Financing Agreements

To manage the Company's exposure to credit risk associated with securities financing transactions, it may enter into master netting agreements and collateral arrangements with counterparties. Generally, transactions are executed under standard industry agreements, including, but not limited to, master securities lending agreements (securities lending transactions) and master repurchase agreements (repurchase transactions). See Note 2, Significant Accounting Policies, for additional information regarding the offsetting of securities financing agreements.

The following table provides information regarding repurchase agreements and securities borrowing and lending arrangements that are recognized in the Consolidated Statement of Financial Condition and 1) the extent to which, under enforceable master netting arrangements, such balances are presented net in the Consolidated Statement of Financial Condition as appropriate under U.S. GAAP and 2) the extent to which other rights of setoff associated with these arrangements exist and could have an effect on the Company's financial position (in thousands):

	November 30, 2017					
	Gross Amounts	Netting in Consolidated Statement of Financial Condition	Net Amounts in Consolidated Statement of Financial Condition	Additional Amounts Available for Setoff (1)	Available Collateral (2)	Net Amount (3)
Assets						
Securities borrowing arrangements	$ 7,227,645	$ —	$ 7,227,645	$ (811,647)	$ (749,820)	$ 5,666,178
Reverse repurchase agreements	11,577,180	(9,863,053)	1,714,127	(202,889)	(1,504,598)	6,640
Liabilities						
Securities lending arrangements	$ 2,381,126	$ —	$ 2,381,126	$ (811,647)	$ (1,553,151)	$ 16,328
Repurchase agreements	16,804,317	(9,863,053)	6,941,264	(202,889)	(5,610,022)	1,128,353

(1)   Under master netting agreements with its counterparties, the Company has the legal right of offset with a counterparty, which incorporates all of the counterparty's outstanding rights and obligations under the arrangement. These balances reflect additional credit risk mitigation that is available by counterparty in the event of a counterparty's default, but which are not netted in the balance sheet because other netting provisions of U.S. GAAP are not met.

(2)   Includes securities received or paid under collateral arrangements with counterparties that could be liquidated in the event of a counterparty default and thus offset against a counterparty's rights and obligations under the respective repurchase agreements or securities borrowing or lending arrangements.

(3)   Amounts include $5,639.2 million of securities borrowing arrangements, for which the Company has received securities collateral of $5,479.2 million, and $1,084.4 million of repurchase agreements, for which the Company has pledged securities collateral of $1,115.9 million, which are subject to master netting agreements but the Company has not determined the agreements to be legally enforceable.

7. SECURITIZATION ACTIVITIES

The Company engages in securitization activities related to mortgage-backed and other asset-backed securities. In its securitization activities, the Company transfers these assets to special purpose entities ("SPEs") and acts as the placement or structuring agent for the beneficial interests sold to investors by the SPE. A significant portion of the securitization transactions are securitization of assets issued or guaranteed by U.S. government agencies. These SPE's generally meet the criteria of variable interest entities; however, the Company generally does not consolidate the SPEs as it is not considered the primary beneficiary for these SPEs. See Note 8, Variable Interest Entities for further discussion on variable interest entities and the determination of the primary beneficiary.

The Company accounts for its securitization transactions as sales, provided it has relinquished control over the transferred assets. Transferred assets are carried at fair value. The Company generally receives cash proceeds in connection with the transfer of assets to an SPE. The Company may, however, have continuing involvement with the transferred assets, which is limited to retaining one or more tranches of the securitization (primarily senior and subordinated debt securities in the form of mortgage- and other-asset backed securities), which are included within Financial instruments owned and are generally initially categorized as Level 2 within the fair value hierarchy. The Company applies fair value accounting to the securities. For further information on fair value measurements and the fair value hierarchy, refer to Note 2, Significant Accounting Policies, and Note 4, Fair Value Disclosures.

The following table presents activity related to the Company's securitizations that were accounted for as sales in which it had continuing involvement (in millions):

	Year Ended November 30, 2017
Transferred assets	$ 3,849.7
Proceeds on new securitizations	3,890.9
Cash flows received on retained interests	5.7

The Company has no explicit or implicit arrangements to provide additional financial support to these SPEs, has no liabilities related to these SPEs and do not have any outstanding derivative contracts executed in connection with these securitization activities at November 30, 2017.

The following table summarizes the Company's retained interests in SPEs where the Company has transferred assets and received sale accounting treatment (in millions):

Securitization Type	At November 30, 2017	
	Total Assets	Retained Interests
U.S. Government agency RMBS	$ 6,383.5	$ 28.2
U.S. Government agency CMBS	2,075.7	81.4

Total assets represent the unpaid principal amount of assets in the SPEs in which the Company has continuing involvement and are presented solely to provide information regarding the size of the transaction and the size of the underlying assets supporting the Company's retained interests, and are not considered representative of the risk of potential loss. Assets retained in connection with a securitization transaction represent the fair value of the securities of one or more tranches issued by an SPE, including senior and subordinated tranches. The Company's risk of loss is limited to this fair value amount which is included within total Financial instruments owned in the Company's Consolidated Statement of Financial Condition.

Although not obligated, in connection with secondary market-making activities the Company may make a market in the securities issued by these SPEs. In these market-making transactions, the Company buys the securities from and sells these securities to investors. Securities purchased through these market-making activities are not considered to be continuing involvement in these SPEs, although the securities are included in Financial instruments owned in the Company's Consolidated Statement of Financial Condition. To the extent the Company purchased securities through these market-making activities and the Company is not deemed to be the primary beneficiary of the variable interest entity, these securities are included in agency and non-agency mortgage- and asset-backed securitizations in the nonconsolidated variable interest entities section presented in Note 8, Variable Interest Entities.

8. VARIABLE INTEREST ENTITIES

VIEs are entities in which equity investors lack the characteristics of a controlling financial interest. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party who has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

The Company's involvement with VIEs arises primarily from:

- Purchases of securities in connection with the Company's trading and secondary market making activities,

- Retained interests held as a result of securitization activities, including the resecuritization of mortgage- and other asset-backed securities and the securitization of commercial mortgage, corporate and consumer loans,

- Acting as placement agent and/or underwriter in connection with client-sponsored securitizations, and

- Investments in various investment vehicles.

The Company determines whether it is the primary beneficiary of a VIE upon its initial involvement with the VIE and the Company reassesses whether it is the primary beneficiary of a VIE on an ongoing basis. The Company's determination of whether it is the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires significant judgment. The Company's considerations in determining the VIE's most significant activities and whether it has power to direct those activities include, but are not limited to, the VIE's purpose and design and the risks passed through to investors, the voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE's initial design and the existence of explicit or implicit financial guarantees. In situations where the Company has determined that the power over the VIE's most significant activities is shared, the Company assesses whether it is the party with the power over the majority of the significant activities. If the Company is the party with the power over the majority of the significant activities, it meets the "power" criteria of the primary beneficiary. If the Company does not have the power over a majority of the significant activities or it determines that

decisions require consent of each sharing party, the Company does not meet the "power" criteria of the primary beneficiary.

The Company assesses its variable interests in a VIE both individually and in aggregate to determine whether it has an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether the Company's variable interest is significant to the VIE requires significant judgment. In determining the significance of the Company's variable interest, it considers the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, its involvement in the VIE and its market-making activities related to the variable interests.

The Company is not the primary beneficiary of any VIEs at November 30, 2017.

The following table presents information about the Company's variable interests in nonconsolidated VIEs (in millions):

	November 30, 2017							
	Carrying Amount				Maximum Exposure to Loss		VIE Assets	
	Assets		Liabilities					
CLOs	$	104.6	$	—	$	104.6	$	4,748.7
Consumer loan financing vehicles		9.4		—		9.4		681.5
Private investment vehicles		30.9		—		31.3		2,165.2
Total	$	144.9	$	—	$	145.3	$	7,595.4

The Company's maximum exposure to loss may differ from the carrying value of the variable interests. The maximum exposure to loss is dependent on the nature of the Company's variable interests in the VIEs and includes the notional amounts of certain remaining commitments. The Company's maximum exposure to loss does not include the offsetting benefit of any financial instruments that may be utilized to hedge the risks associated with the Company's variable interests and is not reduced by the amount of collateral held as part of a transaction with a VIE.

Collateralized Loan Obligations. Assets collateralizing the CLOs include bank loans, participation interests and sub-investment grade and senior secured U.S. loans. The Company underwrites securities issued in CLO transactions on behalf of sponsors and provides advisory services to the sponsors. Its variable interests in connection with collateralized loan obligations where it has been involved in providing underwriting and/ or advisory services consist of trading positions in securities issued in a CLO transaction.

Consumer Loan Financing Vehicles. The Company owns securities issued by the vehicles of which the underlying assets collateralizing the vehicles are primarily comprised of unsecured consumer installment loans. The Company may provide structuring and advisory services and act as an underwriter or placement agent for securities issued by the vehicles. The Company does not control the activities of these entities.

Private Investment Vehicles. The Company had equity commitments to invest $45.4 million in various private investment vehicles, of which $45.0 million was funded. The carrying value of the Company's equity investments was $30.9 million. The Company's exposure to loss is limited to its carrying value and unfunded equity commitment. These private investment vehicles have assets primarily consisting of private and public equity investments, debt instruments and various oil and gas assets.

Mortgage- and Other Asset-Backed Vehicles. In connection with the Company's secondary trading and market making activities, the Company buys and sells agency and nonagency mortgage- backed securities and other asset-backed securities, which are issued by third party securitization SPEs and are generally considered variable interests in VIEs. Securities issued by securitization SPEs are backed by residential mortgage loans, U.S. agency collateralized mortgage obligations, commercial mortgage loans, collateralized

debt obligations and CLOs and other consumer loans, such as installment receivables, auto loans and student loans. These securities are accounted for at fair value and included in Financial instruments owned in the Company's Consolidated Statement of Financial Condition. The Company has no other involvement with the related SPEs and therefore does not consolidate these entities.

The Company also engages in underwriting, placement and structuring activities for third-party-sponsored securitization trusts generally through agency (the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac") and the Government National Mortgage Association ("Ginnie Mae")) or nonagency sponsored SPEs and may purchase loans or mortgage-backed securities from third parties that are subsequently transferred into the securitization trusts. The securitizations are backed by residential and commercial mortgage, home equity and auto loans. The Company does not consolidate agency sponsored securitizations as it does not have the power to direct the activities of the SPEs that most significantly impact their economic performance. Further, the Company is not the servicer of nonagency-sponsored securitizations and therefore does not have power to direct the most significant activities of the SPEs and accordingly, does not consolidate these entities. The Company may retain unsold senior and/or subordinated interests at the time of securitization in the form of securities issued by the SPEs.

The Company transfers existing securities, typically mortgage-backed securities, into resecuritization vehicles. These transactions in which debt securities are transferred to a VIE in exchange for new beneficial interests occur in connection with both agency and nonagency sponsored VIEs. The Company's consolidation analysis is largely dependent on its role and interest in the resecuritization trusts. Most resecuritizations in which the Company is involved are in connection with investors seeking securities with specific risk and return characteristics. As such, the Company has concluded that the decision-making power is shared between the Company and the investor(s), considering the joint efforts involved in structuring the trust and selecting the underlying assets as well as the level of security interests the investor(s) hold in the SPE; therefore, the Company does not consolidate the resecuritization VIEs.

At November 30, 2017 the Company held $1,829.6 million of agency mortgage-backed securities and $107.8 million of nonagency mortgage- and other asset-backed securities as a result of its secondary trading and market making activities, underwriting, placement and structuring activities and resecuritization activities. The Company's maximum exposure to loss on these securities is limited to the carrying value of its investments in these securities. Mortgage- and other asset-backed securitization vehicles discussed within this section are not included in the above table containing information about the Company's variable interests in nonconsolidated VIEs.

9. **RECEIVABLE FROM, AND PAYABLE TO, BROKERS, DEALERS AND CLEARING ORGANIZATIONS**

The following is a summary of the major categories of receivable from, and payable to, brokers, dealers and clearing organizations at November 30, 2017 (in thousands):

	Receivable	Payable
Trades in process of settlement, net	$ —	$ 148,872
Margin from affiliates and brokers	118,923	24,168
Securities failed to deliver/receive	534,699	329,208
Clearing organizations	3,162	—
Other	2,425	3,637
Total	$ 659,209	$ 505,885

10. GOODWILL AND INTANGIBLE ASSETS

Goodwill Impairment Testing

At November 30, 2017, goodwill amounted to $1,356.7 million. The Company's annual goodwill impairment testing at August 1, 2017 did not indicate any goodwill impairment. Adverse market or economic events could result in impairment charges in future periods. Estimating the fair value of the Company requires management judgment. The estimated fair value of the Company was determined using a market valuation method that incorporates price-to-earnings and price-to-book multiples of comparable public companies. Under the market approach, the key assumptions are the selected multiples and the Company's internally developed forecasts of future profitability, growth and return on equity. In addition, as the fair values determined under the market approach represent a noncontrolling interest, the Company applied a control premium to arrive at the estimated fair value on a controlling basis.

Intangible Assets

Intangible assets are included in Other assets in the Consolidated Statement of Financial Condition. The following table presents the gross carrying amount, changes in carrying amount, net carrying amount and weighted average amortization period of identifiable intangible assets at November 30, 2017 (in thousands):

	Gross cost	Impairment losses	Accumulated amortization	Net carrying amount	Weighted average remaining lives (years)
Customer relationships	$ 115,188	$ —	$ (45,059)	$ 70,129	11.4
Trade name	100,238	—	(13,604)	86,634	30.3
Exchange and clearing interests and registrations	4,470	(256)	—	4,214	N/A
	$ 219,896	$ (256)	$ (58,663)	$ 160,977	

The Company performed its annual impairment testing of indefinite-life intangible assets, which consists of exchange and clearing organization membership interests and registrations, at August 1, 2017. The Company elected to perform a quantitative assessment of membership interests and registrations that have available quoted sales prices. A qualitative assessment was performed on the remainder of the Company's indefinite-life intangible assets. In applying the Company's quantitative assessment, an impairment loss of $44,000 was recognized on certain exchange memberships at August 1, 2017. In addition, the Company recognized an impairment loss of $212,000 during the year ended November 30, 2017 on certain membership interests that were not renewed.

With regard to the Company's qualitative assessment of the remaining indefinite-life intangible assets, based on its assessment of market conditions, the utilization of the assets and the replacement costs associated with the assets, the Company has concluded that it was not more likely than not that the intangible assets were impaired.

11. SHORT-TERM BORROWINGS AND CREDIT FACILITIES

Short-term borrowings consist of bank loans that are payable on demand and generally bear interest at spreads over the federal funds rate. Bank loans at November 30, 2017, totaled $303.5 million. At November 30, 2017, the weighted average interest rate on short-term borrowings outstanding was 2.44% per annum.

The Bank of New York Mellon agrees to make revolving intraday credit advances ("Intraday Credit Facility") for an aggregate committed amount of $150.0 million. The Intraday Credit Facility contains a financial covenant, which includes a minimum regulatory net capital requirement for the Company. Interest is based on the higher of the Federal funds effective rate plus 0.5% or the prime rate. At November 30, 2017, the Company was in compliance with debt covenants under the Intraday Credit Facility.

12. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

At November 30, 2017, the Company has outstanding borrowings of $2,150.0 million in aggregate, from the Parent under subordinated loan agreements. The subordinated loan agreements consist of the following (in millions):

	Outstanding Amount	Maturity
Cash subordinated loan agreement (1)	$ 1,950.0	April 30, 2019
Revolving cash subordination agreement (2)	200.0	April 30, 2024
Revolving subordinated loan agreement (3)	$ —	May 31, 2028
Total	$ 2,150.0	

(1) This agreement has an initial six year term; bears interest at a rate of 7.5% per annum and will automatically extend for additional one year periods, unless specified actions are taken prior to the maturity date by the Company or Parent.

(2) The Company has entered into a ten year, $300.0 million revolving cash subordination agreement. Amounts borrowed under this agreement bear interest at a rate agreed at the time of the advance and are to be repaid in full by April 30, 2024.

(3) On May 24, 2017, the Company entered into a new $500.0 million revolving subordinated loan agreement with the Parent, at an interest rate of 7.5% per annum. At November 30, 2017, there were no borrowings outstanding under this agreement.

Amounts borrowed by the Company under the subordinated loan agreements have been approved by FINRA and the NFA; and, therefore, qualify as capital in computing net capital under SEC Rule 15c3-1 (Net Capital) under the Act ("Rule 15c3-1"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

13. INCOME TAXES

The Company is a single-member limited liability company treated as a disregarded entity for federal and state income tax purposes.

Deferred income tax assets and liabilities are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Statement of Financial Condition. These temporary differences result in taxable or deductible amounts in future years and are measured utilizing tax rates that will be in effect when such differences are expected to reverse. Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax asset and therefore, no valuation allowance is required at November 30, 2017. Pursuant to the tax sharing agreement between the Company and its Parent, the Company settles its deferred tax assets and liabilities

with the Parent periodically. In the absence of such an agreement, the Company would have reported a net deferred tax asset of $281.7 million at November 30, 2017, which is primarily related to compensation.

The following table presents a reconciliation of gross unrecognized tax benefits for the year ended November 30, 2017 (in thousands):

Balance — November 30, 2016	$	101,557
Increases for tax positions related to current period		18,618
Increases for tax positions related to prior period		7,586
Decreases for tax positions related to prior period		(5,912)
Balance — November 30, 2017	$	121,849

The Company's unrecognized tax benefits are recorded at the Company and settled with the Parent. The total amount of unrecognized benefits attributable to the Company that, if recognized, would affect the effective tax rate is $79.3 million (net of Federal benefit of state issues) at November 30, 2017.

The Company is currently under examination by the Internal Revenue Service and other major tax jurisdictions in which it has business operations. The Company does not expect that resolution of these examinations will have a material effect in the Consolidated Statement of Financial Condition of the Company It is reasonably possible that, within the next twelve months, various tax examinations will be concluded and statutes of limitation will expire which would have the effect of reducing the balance of unrecognized tax benefits by $8.2 million.

The table below summarizes the earliest tax years that remain subject to examination in the major tax jurisdictions in which the Company operates:

Jurisdiction	Tax Year
United States	2007
California	2007
New Jersey	2010
New York State	2001
New York City	2003

On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted. The Tax Act has made significant changes to the U.S. Internal Revenue Code, including the taxation of U.S. corporations, by, among other things, limiting interest deductions, reducing the U.S. corporate income tax rate, disallowing certain deductions that had previously been allowed, altering the expensing of capital expenditures, adopting elements of a territorial tax system, assessing a repatriation tax or "toll-charge" on undistributed earnings and profits of U.S.-owned foreign corporations, and introducing certain anti-base erosion provisions. The Company is currently evaluating the impact that the Tax Act will have on the Consolidated Statement of Financial Condition. At this time, based on information currently available, the Company anticipates taking a charge of approximately $70.0 million in the first quarter of 2018. This estimated charge relates to the non-cash write down of the Company's deferred tax asset resulting from the impact of a lower federal tax rate of 21% on the future deductibility of its deferred tax items.

The ultimate impact of the Tax Act may differ from this estimate, possibly materially, due to changes in interpretations and assumptions, and guidance that may be issued and actions the Company may take in response to the Tax Act. The Company notes that the Tax Act is highly complex and it will continue to assess the impact that various provisions will have on its business.

14. COMMITMENTS AND GUARANTEES

Commitments

The following table summarizes the Company's commitments at November 30, 2017 (in millions):

| | Expected Maturity Date | | | | | |
	2018	2019	2020 and 2021	2022 and 2023	2024 and Later	Maximum Payout
Equity commitments (1)	$ —	$ —	$ 0.4	$ —	$ —	$ 0.4
Underwriting commitments	11.0	—	—	—	—	11.0
Forward starting reverse repos (2)	805.0	—	—	—	—	805.0
Forward starting repos (2)	1,320.1	—	—	—	—	1,320.1
Total	$ 2,136.1	$ —	$ 0.4	$ —	$ —	$ 2,136.5

(1) Equity commitments are presented by contractual maturity date. The amounts are, however, available on demand.

(2) At November 30, 2017, all of the forward starting Securities purchased under agreements to resell and Securities sold under agreements to repurchase (collectively "repos") settled within three business days.

Equity Commitments — Includes the Company's commitments to invest an aggregate of $1.5 million in JCP Partners IV LLC, a private equity fund managed by a director and Chairman of the Executive Committee of the Parent. At November 30, 2017, the Company had funded approximately $1.4 million of this commitment, leaving $0.1 million unfunded.

Additionally, the Company had commitments to invest up to $17.7 million in various other investments, of which $0.3 million remained unfunded at November 30, 2017.

Underwriting Commitments. In connection with investment banking activities, the Company may from time to time provide underwriting commitments to clients in connection with capital raising transactions.

Forward Starting Reverse Repos and Repos — The Company enters into commitments to take possession of securities with agreements to resell on a forward starting basis and commitments to sell securities with agreements to repurchase on a forward starting basis that are primarily secured by U.S. government and agency securities.

Leases

The Company has obligations under non-cancelable operating leases principally for office space that expire on various dates through 2029. At November 30, 2017, future minimum aggregate annual lease payments under such leases (net of subleases) for fiscal years ended November 30, 2018 through 2022 and the aggregate amount thereafter, are as follows (in thousands):

	Operating Leases
2018	$ 48,614
2019	47,864
2020	48,275
2021	47,890
2022	43,903
Thereafter	305,044

The total of minimum rentals to be received in the future under non-cancelable subleases at November 30, 2017 was $18.2 million.

During 2012, the Company entered into a master sale and leaseback agreement under which it sold and has leased back existing and additional new equipment supplied by the lessor. The lease term is approximately five years from the start of the supply of new and additional equipment, which commenced on various dates in 2013 and continued into 2015. At November 30, 2017, minimum future lease payments are as follows (in thousands):

Fiscal Year:	
2018	$ 1,513
2019	189
Net minimum lease payments	1,702
Less amount representing interest	28
Present value of net minimum lease payments	$ 1,674

Guarantees

Derivative Contracts — Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under U.S. GAAP. Such derivative contracts include written equity, interest rate and bond put options, and written currency contracts. On certain of these contracts, such as written foreign currency options, the maximum payout cannot be quantified since the increase in foreign exchange rates are not contractually limited by the terms of the contract. As such, the Company has disclosed notional values as a measure of the maximum potential payout under these contracts.

The following table summarizes the notional amounts associated with the Company's derivative contracts meeting the definition of a guarantee under U.S. GAAP at November 30, 2017 (in millions):

	Expected Maturity Date					
Guarantee Type:	2018	2019	2020 and 2021	2022 and 2023	2024 and Later	Notional/ Maximum Payout
Derivative contracts - non-credit derivatives	$ 12,546.2	$ 361.7	$ 27.6	$ —	$ —	$ 12,935.5

It is management's belief that notional amounts generally overstate expected payout and that fair value of these contracts is a more relevant measure of the Company's obligations. At November 30, 2017, the fair value of derivative contracts meeting the definition of a guarantee is a liability of approximately $169.2 million. The Company substantially mitigates its exposure to market risk on these contracts through hedges, such as other derivative contracts and/or cash instruments. The Company manages risk associated with derivative contracts meeting the definition of a guarantee consistent with its risk management policies.

Other Guarantees — The Company is a member of numerous exchanges and clearinghouses. In the normal course of business the Company provides guarantees to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's obligations under such guarantees could exceed the collateral amounts posted. The maximum potential liability under these arrangements cannot be quantified; however, the potential for the Company

to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability is recorded in the Consolidated Statement of Financial Condition for these guarantees at November 30, 2017.

15. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company obtains advances from the Parent, which are generally payable on demand. The Company provides various trading, securities lending, clearing, execution and administrative services to subsidiaries of the Parent and the Ultimate Parent. The Parent settles certain of these balances with the subsidiaries on behalf of the Company. In addition, the Parent settles the payment of various general and administrative services with certain of the Company's affiliates on behalf of the Company.

Balances with related parties reflected in the Consolidated Statement of Financial Condition are set forth below (in thousands):

	November 30, 2017
Assets:	
Securities borrowed	$ 209,449
Securities purchased under agreements to resell	506,126
Derivatives	151
Receivables from brokers, dealers and clearing organizations	76,373
Receivables - fees, interest and other	1,453
Due from affiliates	24,069
Liabilities:	
Securities loaned	$ 212,850
Securities sold under agreements to repurchase	210,002
Payables to customers	454,913
Accrued expenses and other liabilities	568
Due to Parent and affiliates	378,633

Trading, clearance and administrative activities — Management believes amounts arising through related party transactions are reasonable and approximate amounts that would have been recorded if the Company operated as an unaffiliated entity. Amounts Due to and Due from affiliates are periodically settled in cash. The Company has entered into expense sharing agreements with subsidiaries and other affiliates of the Parent and Ultimate Parent. Additionally, the Company has entered into clearing and execution agreements with Jefferies International Limited ("JIL").

Debt securities of the Parent and Ultimate Parent —In connection with its sales and trading activities, from time to time the Company makes a market in long-term debt securities of the Parent and the Ultimate Parent (*i.e.,* the Company buys and sells debt securities issued by its Parent and Ultimate Parent). At November 30, 2017, approximately $8.5 million and $11.7 million of debt securities issued by the Parent are included in Financial instruments owned and Financial instruments sold, not yet purchased, respectively, in the Consolidated Statement of Financial Condition, and $0.2 million of the Ultimate Parent are included in Financial instruments owned in the Consolidated Statement of Financial Condition.

Landcadia — As a result of a public offering by Landcadia Holdings Inc., an affiliate of Leucadia, the Company owns 638,561 public units (each unit consisting of one share of Class A common stock and one public warrant) at November 30, 2017, with a fair value of $6.8 million, included in Financial instruments owned in the Consolidated Statement of Financial Condition.

Berkadia Commercial Mortgage, LLC — At November 30, 2017, the Company had commitments to purchase $864.2 million in agency commercial mortgage-backed securities from Berkadia Commercial Mortgage, LLC, which is partially owned by Leucadia.

Stock Compensation Plans — The Company's employees participate in share based awards of the Ultimate Parent.

Officers, Directors and Employees — Receivables from and payables to customers include balances arising from officers, directors and employees individual security transactions. These transactions are subject to the same regulations as all customer transactions and are provided on substantially the same terms.

16. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer and FCM and, accordingly, is subject to the net capital requirements of the SEC, CFTC and FINRA. The Company is required to maintain minimum net capital, as defined under SEC Rule 15c3-1, of not less than the greater of $1.5 million or 2% of aggregate debit items arising from customer transactions, plus excess margin collateral on reverse repurchase transactions. As an FCM, the Company is subject to Rule 1.17 of the CFTC, which sets forth minimum financial requirements being the greater of $1.0 million or its risk-based capital requirements computed as 8% of the total risk margin requirements for positions carried by the FCM in customer accounts and non-customer accounts. The minimum net capital requirements in determining excess net capital for a dually-registered U.S. broker-dealer and FCM is equal to the greater of the requirement under Rule 15c3-1 or CFTC Rule 1.17. Additionally, FINRA may require a member firm to reduce its business if its net capital is less than 4% of such aggregate debit items and may prohibit a firm from expanding its business if its net capital is less than 5% of such aggregate debit items. At November 30, 2017, the Company had net capital, as defined under such rules, of $1,418.9 million, which exceeded the minimum regulatory capital requirement by $1,330.2 million.

For the year ended November 30, 2017, the Company, as a non-clearing FCM, did not hold any customer funds or carry any customer accounts related to segregation requirements for 1) customers trading on U.S. commodity exchanges, 2) foreign futures and foreign options customers and 3) cleared swap customer accounts.

In addition, advances to the Parent and its affiliates, repayment of subordinated liabilities, capital distributions and other equity withdrawals are subject to certain notification requirements and other provisions of the SEC, CFTC and FINRA.

At November 30, 2017, the Company performed the computation of assets in the proprietary accounts of brokers (commonly referred to as "PAB") in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 (Customer Protection) under the Act.

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